Esports Entertainment Group, Inc.

170 Pater House, Psaila Street

Birkirkara, Malta, BKR 9077

April 9, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esports Entertainment Group, Inc.
Registration Statement on Form S-1
File No. 333-231167

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 7, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, April 8, 2020 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

* * * *

Very Truly Yours,

Esports Entertainment Group, Inc.

/s/ Grant Johnson
Grant Johnson
Chief Executive Officer